82-2373

03 OCT 21 AM 7:21

ERG
GROUP

Your ref
Our ref CMP-0014-01

30 September 2003

03032824

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs ERG Ltd

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Announcement headed "ERG and Northrop Grumman begin Washington DC Metro Area Transit Fare Collection Project"; and
- Announcement headed "ERG teams up with T-Systems".

Yours faithfully

Beth Jones

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Clare Barrett-Lennard
Company Secretary

10/27

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr300903.doc

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/09/2003

TIME: 11:12:02

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ERG Teams up with T-Systems

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

30/09/2003 09:12

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - T-Systems (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 82319 as follows:
Release Time: 30-Sep-2003 11:11:55
ASX Code: ERG
File Name: 82319.pdf
Your Announcement Title: ERG Teams up with T-Systems

82319.pdf

DATE	30 September 2003
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

ERG teams up with T-Systems

ERG Group today announced it has teamed with T-Systems International, a division of Deutsche Telekom, for upcoming transit fare collections tenders in Germany, Austria and Switzerland.

The new consortium is actively working on the anticipated tender in Berlin, where ERG and T-Systems successfully completed a smart card trial in 1999. The trial involved 31,000 passengers using buses, trains and trams, and met or exceeded all expectations of the customer.

The parties have agreed to work together on all opportunities in the German market and to be preferred partners for any large contracts in Austria and Switzerland. A share of the work responsibilities for the expected projects has been agreed, with ERG's MASS (multi-application smart card solution) system to form the basis of the technology offering. ERG's technology offers a proven back-office processing system in a transit fare collection environment. T-Systems will provide its considerable project management and system integration experience to the consortium as well as its experience with electronic fare collection in Germany.

ERG's Chief Executive Officer, Mr Peter Fogarty, said "This relationship with T-Systems ideally positions ERG in the rapidly emerging German smart card fare collection market.

"T-Systems' key strengths are a perfect fit with the technology offerings of ERG. Their significant local presence and financial backing make them an ideal partner."

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG teams up with T-Systems

About T-Systems

T-Systems is one of Europe's leading providers of information and communications technology (ICT). Within the Deutsche Telekom group, T-Systems is responsible for serving major business accounts. The company has some 42,000 staff on its payroll in more than 20 countries. In 2002, the solutions provider generated €10.5 billion[1] in sales.

T-Systems' solutions improve the business competitiveness of its customers in the industry sectors of telecommunications, services and finance, public and healthcare as well as manufacturing. For its customers, the company optimises processes, cuts costs and improves earnings, making targeted use of industry expertise and cutting-edge technology.

Its services range from the integration of new ICT solutions into existing customer systems, through the implementation and operation of desktop systems, data centers and networks, all the way to telecommunications services and solutions for international carriers.

For more information about the company and its services, visit < www.t-systems.com>.

[1] T-Systems' 2002 German GAAP total revenues of €11.3 billion as adjusted to the new accounting treatment of its agency business implemented on 1 January 2003. The adjustment reduces T-Systems' net revenue by approximately €820 million. For further information, please refer to "Reconciliation to new structures" on p42 in Deutsche Telekom's 2003 First Quarter Report at http://download-dtag.t-online.de/englisch/investor-relations/4-financial-reports/interim-reports/2003_q1.pdf

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/09/2003

TIME: 11:12:05

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Begins Washington DC Area Fare Collection Proj with Northrop

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

30/09/2003 09:12

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Washington Project (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 82325 as follows:
Release Time: 30-Sep-2003 11:11:56
ASX Code: ERG
File Name: 82325.pdf
Your Announcement Title: ERG and Northrop Grumman Begin Washington DC Project

82325.pdf

DATE	30 September 2003	
CONTACTS	Australia Shaun Duffy	United States Dave Murray – Neale–May & Partners
PHONE	+61 8 9273 1879	+1 650 328 5555 / 5114
EMAIL	sduffy@erggroup.com	dmurray@nealemay.com

ERG GROUP

MEDIA RELEASE

ERG and Northrop Grumman Begin Washington DC Metro Area Transit Fare Collection Project

SmarTrip® Regional Customer Service Centre will allow passengers one-card access to 17 transit systems

Washington DC, 29 September 2003 – ERG Group, a global leader in smart card-based transit fare collection and management systems, and Northrop Grumman Corporation's (NYSE: NOC) Information Technology (IT) sector, announced that work has begun on the SmarTrip® Regional Customer Service Centre (RCSC), a project that will enable residents of the Washington DC, Maryland and Northern Virginia metro area to use one card to pay fares across multiple transit systems.

The RCSC is a critical component in developing a new integrated smart card-based fare collection system for the area.

ERG and Northrop Grumman IT have received a notice to proceed on the project from the Washington Metropolitan Area Transit Authority (WMATA). The regional transit authority had selected the two companies for the project earlier this year. ERG will be responsible for the management of smart cards and operation of the data processing system incorporating clearing, settlement and financial management and will use its existing central computer processing system installed in the San Francisco Bay area to perform these functions. As an ERG subcontractor and partner on the project, Northrop Grumman IT will be responsible for the distribution of smart cards and operation of the customer service centre in the Washington DC area.

"We are very pleased that the Washington DC area is moving forward with integrated transit," said Michael Nash, General Manager of ERG's operations in the Americas. "The SmarTrip® program will create a new level of seamless convenience for the region's commuters, giving them the ability to use a single card for all of their mass transit needs."

The RCSC project allows passengers to use a single smart card to pay fares across 17 transit systems. The system, which is expected to grow to a card base of more than one million over a five-year period, will interface with existing installed hardware such as gates and readers. The project involves the development and operation of a smart card customer service centre, card management systems, and the clearing and settling of smart card transactions.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG and Northrop Grumman begin Washington DC Metro Area Transit Fare Collection Project

"We welcome the opportunity to be a key member of the ERG team supporting WMATA's SmarTrip® program," said Mike Freeman, Director Transportation, Northrop Grumman IT. "This project will allow Northrop Grumman to expand its smart card activities as well as develop a systems integration presence in the transit industry."

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

Northrop Grumman Information Technology

Northrop Grumman Information Technology, headquartered in Herndon, Virginia, is a trusted IT leader and premier provider of advanced IT solutions, engineering and business services for government and commercial clients. The company's expertise spans such areas as information systems integration; information technology security; command, control, communications, computers, intelligence, surveillance and reconnaissance (C^4ISR); homeland security; enterprise hardware and software solutions; training and simulation; base and range support; signals intelligence; health informatics; space systems; and specialised scientific, engineering and technical services.